December 19, 2022

Eric McPhee

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bluegreen Vacations Holding Corporation

Form 10-K for the year ended December 31, 2021

Filed March 4, 2022

Form 10-Q for the quarterly period ended September 30, 2022

Filed November 3, 2022

File No. 001-09071

Dear Mr. McPhee:

We are providing this letter in response to the Staff’s letter to Raymond Lopez, dated December 12, 2022 (the “Comment Letter”). For convenience, the Staff’s comment is repeated below in bold, followed by the Company’s response.

Form 10-Q for the quarterly period ended September 30, 2022

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.

We note your updated disclosures within Use of Estimates on page 10 and your Cautionary Note Regarding Forward-Looking Statements on page 29 which highlight some potential risks related to the adverse impact of economic conditions including, among other things, impacts from rising interest rates. Please revise your discussion to specifically describe how increased interest rates impact your results of operations, including:

•

Expected changes to your product mix, including specific challenges or opportunities a rising interest rate environment presents in the near-term to certain segments or product lines, and the impact ongoing supply chain challenges or disruptions may have on your ability to make these changes;

•	Expected decreases in sales volumes given consumer’s increased cost of financing;

•	Changes to your pricing strategy in the near-term, including how you consider customer sensitivity to price increases;

•	Adjustments to your planned capital expenditures;

•	Expected impacts to your short-term funding costs; and

•	The impact on liquidity resulting from your variable-rate debt outstanding.

Please be advised that we do not expect adverse changes to economic conditions to change our product mix and we do not believe that supply chain issues will materially impact our business. We do however anticipate that we will continue to increase our inventory through resort development or acquisitions in the ordinary course of business as indicated in our public disclosure. In our Form 10-Q for the quarterly period ended September 30, 2022, we disclosed that in order to maintain adequate VOI inventory, the Company in July purchased one bedroom units in Vail, Colorado for $18.6 million, and in October purchased a resort located in Panama City, Florida for $78 million. We also disclosed that we expect to spend $10 to $20 million in the fourth quarter in connection with development activities. Further, we disclosed that over the next one to three years we anticipate spending $65 to $70 million on improvements at the acquired resorts.

We do not anticipate decreased sales of Vacation Ownership Interests (“VOIs”) as a result of increased costs of financing as our sales are generally for cash or are financed by us at fixed rates of interest. Further, we do not anticipate materially raising the prices of Vacation Ownership Interests sold by us in the short term or interest rates on VOI notes receivable.

As we have disclosed, rising interest rates and inflation have had an impact on cost of sales, gross profit and inventory and both could also in the future have an impact on the demand for VOIs. To date, we have not experienced a material slowdown in consumer demand, likely as a result of pent-up demand and “revenge travel” post pandemic. However, there is no assurance that an economic downturn or macroeconomic issues will not in the future impact purchases of VOIs by prospective purchasers. Such issues may also result in increased defaults and delinquency rates in VOI receivables that we hold.

The primary impact of rising interest rates on the Company is the increased cost of borrowings associated with our variable-rate debt. As of September 30, 2022, the Company had $296.1 million of variable-rate debt outstanding and $589.2 million of unused borrowing capacity under its credit facilities. A hypothetical 1% increase in interest rates would increase the annual dollar amount of interest payable by approximately $2.9 million and would increase the cost of borrowings drawn on available capacity by $0.5 million for every $10.0 million of incremental borrowings.” We will include this disclosure in our future filings.

2.

We note your disclosure throughout your filing about rising interest rates and inflation. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the rising interest rates and inflation. Trends or uncertainties may include the impact of interest rates and inflation on cost of sales, gross profit, and inventory as well as decrease in demand for VOIs, and increase in default and delinquency rates.

We respectfully refer the Staff to page 41 of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the quarterly period ended September 30, 2022. We specifically note that our marketing operations have been impacted by “the challenging labor market” as well as “the impact of inflation on discretionary spending by consumers in the retail operations in which we operate.” As we noted throughout our filings, an economic downturn or macroeconomic issues may in the future impact the volume of sales of VOIs by the Company and such issues may also result in increased defaults and delinquency rates in the VOI receivables held by the Company. But we have not to date identified any trends or additional uncertainties beyond those discussed in our filings.

We have attempted to respond to the Staff comments. If you have any questions or require any additional information, please feel free to contact me at Ray.lopez@bluegreenvacations.com. We anticipate that our year end filing will include the additional disclosure contained herein. Thank you for your assistance.

Sincerely,

By:	/s/ Raymond S. Lopez
Raymond S. Lopez
EVP, Chief Operating Officer,
Chief Financial Officer and Treasurer

cc:	Via E-mail

Alison W. Miller

3